Form N-SAR, Sub-Item 77C
Submission of matters to a vote of security holders



Nuveen California Dividend Advantage Municipal Fund 3
811-10347
333-58712

The annual meeting of shareholders for the above-referenced Fund was held on November 30, 2009. At this meeting the shareholders were asked to vote on the election of Board Members, the elimination of Fundamental Investment Policies and the approval of new Fundamental Investment Policies.
The Fund did not achieve the required quorum to pass the proposals to eliminate certain Fundamental Investment Policies and approve new Fundamental Investment Policies, and thus the meeting was adjourned to January 12, 2010 and then to March 23, 2010 to permit further solicitation of proxies for these non-routine items.